114 AVENUE DES CHAMPS ELYSÉES 75008 PARIS FRANCE +33.1.53.89.70.00	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SHANGHAI SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

July 27, 2009

Kathryn T. Jacobson
Senior Staff Accountant
Securities and Exchange Commission
100F Street, NE
Washington D.C. 20549

Turkcell: File No. 1-15092

Dear Ms. Jacobson,

Reference is made to the comment letter of Mr. Larry Spirgel dated July 7 to Turkcell regarding Turkcell’s 20-F for the year ended December 31, 2008.  As discussed, Turkcell is preparing its responses and expects to be able to deliver these on or prior to August 21, 2009.

Should you or your colleagues have any questions or comments in the interim, please do not hesitate to contact me at 011 33 1 53 89 70 00 or stoutounji@shearman.com.

Very truly yours,

/s/ Sami Toutounji

Sami Toutounji